UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Kabushiki Kaisha Nihon Air System

(Name of Subject Company)

JAPAN AIR SYSTEM CO., LTD.

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

JAPAN AIR SYSTEM CO., LTD.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Hideki Ikeuchi
Legal Affairs
Japan Air System Co., Ltd.
5-1, Haneda-kuko 3-chome
Ota-ku, Tokyo 144-0041
Telephone: +81-3-5756-4047

(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 11, 2002

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The Notice of Convening of the 39th Shareholders' Meeting dated June 11, 2002 (the "Proxy Document") of Japan Air System Co., Ltd. ("JAS") relating to the proposed establishment by JAS and Japan Airlines Company, Ltd. ("JAL") of a joint holding company by way of share transfer (the "Share Transfer") following shareholder approval, is attached hereto as Attachment 1.

(b) Not applicable.

Item 2. *Informational Legends*

The Proxy Document contains legends appropriate for the Share Transfer.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB, the person furnishing this Form will file with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAPAN AIR SYSTEM CO., LTD.

Date: June 7, 2002

By: H. Funabiki

Name: Hiromi Funabiki

Title: President & Representative Director

ATTACHMENT 1

Notice to U.S. Shareholders

This business combination is made for the securities of a Japanese company. Accordingly, the offer is subject to the disclosure requirements of Japan, which are different from those of the United States. Financial statements included in this document have been prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors may not be residents of the United States. You may not be able to sue the issuer or its officers or directors outside the United States for violations of the U.S. securities laws. It may be difficult to compel the issuer and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

Securities of the issuer have not been approved or disapproved by the U.S. Securities and Exchange Commission, any State securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the securities or the accuracy, adequacy or completeness of this document. Any representation to the contrary is a criminal offence in the United States.

[Translation]

June 11, 2002

To All Shareholders

Re: Notice of Convening of 39th Annual General Meeting of Shareholders

Dear shareholder:

This is to inform you of the holding of the 39th annual general meeting of shareholders of this firm according to the schedule indicated below, and to request your attendance at this meeting.

If you are unable to attend the meeting on that day, you will still be able to exercise your voting rights by written proxy. In such case, please refer to the following reference document and return the enclosed form for exercising voting rights by proxy after indicating your approval or disapproval of proposals and affixing your official seal or signature.

1. Date and Time: June 26, 2002 (Wednesday), 10:00 AM
2. Location: Top of Haneda, Haneda Tokyu Hotel 7F, 2-8-6 Hanedakuko, Ota-ku, Tokyo
3. Items of the Meeting

Reports: Reporting of the balance sheet for the period ending on March 31, 2002 along with reporting of the financial report and income statement for the 39th term (from April 1, 2001 to March 31, 2002)

Resolutions:

Item 1: Approval of proposal for disposition of loss for the 39th term

Item 2: Establishment of fully authorized parent company by transfer of shares. A summary of the proposal is described in the following "Reference Document for Exercising Voting Rights" (pages 28 to 50).

Item 3: Partial alteration of articles of incorporation. A summary of the proposal is described in the following "Reference Document for Exercising Voting Rights" (pages 51 to 54).

Item 4: Election of three directors

Item 5: Election of one statutory auditor

Item 6: Presentation of retirement gratuity for outgoing director and statutory auditor

* When you attend the meeting, please submit the enclosed form for exercising voting rights to the receptionist at the meeting site.

Very truly yours,

Hiromi Funabiki
President & Representative Director,
Japan Air System Co., Ltd.
3-5-1, Hanedakuko, Ota-ku, Tokyo

[Translation]

(Attachment)

Business Report

[From April 1, 2001 to March 31, 2002]

I. Business Overview

1. Trends and Results of Business and Our Challenges

The nation's economy in the current term was in a very severe state due to the slowdown of the world economy, showing sluggish import and export, diminished corporate income, and unimpressive personal consumption as a result of the difficulties in the employment market.

On the backdrop of such economic trends, the air transport industry did not see the real rise of the demand, and after the September terrorist attacks on the U.S., the demand plummeted even further to make the business very difficult.

Our company was able to celebrate the 30th anniversary in such circumstances, and strongly promoted the management reform to realize a further growth.

In the area of domestic route planning, we gave the highest priority to profitability, and so changed the routes or aircrafts, increased or decreased the number of flights, and made seasonal flights, as necessary. We started operating code-share flights with KLM Royal Dutch Airlines for the routes between Haneda and Sapporo, Haneda and Kansai, Sapporo and Aomori, and Sapporo and Akita. As for the international flight operation, we reopened the route between Narita and Guangzhou after a two-year blank. We also started operating code-share flights with China Southern Airlines between Fukuoka and Guangzhou and Narita and Guangzhou. Our company inaugurated its international flights between Narita and Seoul in 1988, and this year, the 13th anniversary of our international operation, the total number of passengers on the scheduled flights surpassed the four-million mark for the first time.

With regards to expense, we continued our efforts to reduce the total amount of wages by not hiring any new recruits for the ground staff in the same way as we did the previous fiscal year, freezing the salaries at the current level, and further executing the voluntary retirement incentive plan and lowering the applicable ages of retirement of managers. To cut the cost, we closed Tokorozawa and Kashiwa Branch Offices, and transferred the over-the-counter operation at the Fukuoka Airport to JAS Skycourt Fukuoka Co., Ltd. as of May. Moreover, we continued to entrust Harlequin Air Corporation with the operation of a part of our domestic and international flights. To flatten the servicing fee and to cut the part procurement cost, we changed the B777 engine servicing fee structure from the actual cost based fee to a flat servicing fee per hour of flight. In the area of facilities and equipment, we sold the lot of land for company-owned housing in Kagoshima, and succeeded in lowering the rent, owing to the cooperation of airport building owners. We adamantly cut the general and administrative expenses to firmly establish the lower-cost operation as our norm.

The aircrafts in operation remained the same, with six (6) models and a total of eighty-five (85) aircrafts.

In the areas of sales and passenger service, we set a new discount fares by name of "Happy Birthday Fare" in commemoration of our 30th anniversary, and other various discount fares focusing on the merit to the society as a whole, customer's satisfaction with the discounts, and customer's convenience. For visually-impaired customers, we deployed the "Braille Guide Sheet" in domestic airport counters and office counters in cities. We introduced the "SKY Navi", the automated voice response system that recognizes human voice, and handles the domestic flight reservations and information services round the clock. In the internet-related area, Kokunaisen.com Inc., a website operation company that we founded with other two companies has started its operation. Our mileage service introduced "Inn/Cottage Mile" and other features. We also started "Charity Mile" in which customers donate their mileage to be exchanged with air tickets that are used by volunteer groups for their charity activities. We basically abolished the purchase deadline system of air ticket purchase procedure to dramatically improve the convenience for the customers. We practically abolished the cancellation charge and introduced the "Flex Traveler System" to ensure the fairness, clarity and visibility of the seat reservation, and to promptly respond to problems, if any.

As a result of these efforts and various campaigns/measures to create demand, despite the negative impact of the September terrorist attacks, the business results of the fiscal year 2001 saw the increase of 3.8 % from the level of the previous term in the number of passengers on our domestic flights. The passenger revenue, however, was ¥307,513 million or a mere 0.8 % increase from the previous fiscal year, due to the drop in the fare per passenger, which is the inevitable drawback of the campaigns. The number of passengers on the international flights decreased for a short while after the September terrorist attacks, but recovered to the level of previous year. The passenger revenue totaled ¥19,744 million, down ¥1,047 million (or 5.0 %) from the previous fiscal year, again due to the decrease in the fare per passenger. Cargo and mail revenue was badly hit by the recession, and dropped to the domestic-international total of ¥20,785 million, down ¥1,345 million or 6.1 % from the previous fiscal year. Adding ¥12,591 million of collateral business revenue and other revenue to it, the operating income totaled ¥360,635 million, up ¥354 million or 0.1% from the previous fiscal year. We experienced unexpectedly large increase in the aviation insurance premium and security cost as well as the rise in the servicing cost, but we succeeded in cutting the ticketing fee, airport usage charge, wages, etc., and the resulting operating expense was ¥350,335 million, 1.9 % more than the previous fiscal year. The operating profit was ¥10,299 million, down ¥6,013 million (36.9%) from the previous fiscal year, and the ordinary profit was ¥2,935 million, down ¥3,401 million (53.7%) from the previous fiscal year.

The current profit after taxes was ¥525 million, down ¥981 million (65.1%) from the previous fiscal year, and the unappropriated loss for the term was ¥15,186 million, which is the result of the amount of loss brought forward from the previous fiscal year (¥15,712 million) minus current profit.

Our company has put its utmost effort to reform the management and improve the business results in order to eliminate the accumulated loss as early as possible. As we explain below, we have resolved to consolidate the management of the company with that of Japan Airlines Co., Ltd. (hereinafter referred to as JAL), premising that the shareholders' meeting will resolve to approve of it. If it is the case, we respectfully ask our shareholders to agree with the following measure to eliminate the unappropriated loss. We would like to appropriate the special reserve, legal retained earnings, and a part of the additional paid-in capital for the elimination of the loss carried forward from the previous term.

Future prospect is rather unfavorable, with the nation's economy expected to remain in the recession. The improvement in the overseas economic and trade environment and the ongoing inventory adjustment will probably stop the downturn of the economy, however, the grim employment market and personal income prospect as well as the unimpressive trends of corporate income may well be the factors to further push down the private-sector demand.

In the air transport industry, the opening of the temporary runway in the Narita Airport and the increase of the take-off and landing slots in the Haneda Airport will increase the total transport capacity, but also increase the competing operators and make the customer acquisition competition even harsher. Therefore, we expect that the industry will remain to be in a severe condition.

Under such circumstances, on the domestic operation side, we will utilize the increased take-off/landing slots of the Haneda Airport to increase the number of flights of the high-demand routes, and set the flight timetable to enable the same-day round trips between Haneda and many local airports in the nation. We will also review the timetable for lower-demand routes and generally improve the efficiency through the readjustment of the routing, number of flights, and aircrafts to match the demand trends. On the international operation side, we will concentrate our hub functions in the Narita Airport instead of the Kansai International Airport after the opening of the temporary runway of the Narita Airport. The departure/arrival airport of the Kunming Route and Hong Kong Route will be changed to the Narita Airport and a new Shanghai Route will be inaugurated. We will enhance the network of flights to Chinese destinations to strengthen our competitive edge.

In the Sales and Passenger Service areas, we will provide the travel package products called Waritoku Jozu (meaning: clever use of discount fares) which allows married couples to select from seven (7) optional arrangements for hotels, rent-a-car, etc. in combination with the discount fares of Sweet 100 Wedding Anniversary Fare and Golden Wedding Fare, to respond to the increasingly diverse needs of the customers. We will continue to offer the very popular discount fares to keep the selection wide and easily accessible for the customers.

The aircraft planning is as follows. We will continue to operate a total of eighty-five (85) aircrafts, and upgrade three (3) of the seventeen (17) A300-B2/B4 aircrafts we own to A300-600 aircrafts. This will make the total number of A300-600 aircrafts we own to twenty-two (22).

In the aspect of Personnel Management, we have refrained from hiring new staff for all the positions since 1997, with the exception of cabin crew and disabled workers, and we will continue this policy. We will further lower the retirement age of executives and encourage our workers to take advantage of the Voluntary Retirement Incentive Plan, to further reduce the number of personnel.

By implementing these measures, we will strive to make it the norm of our company to declare income every year. Giving our highest priority to the safety of our flights, we will continue to provide a good quality service and contribute to the society and humanity, to become the airline company that the customers trust most and select first.

As our shareholders are already aware, our company agreed with JAL in November 2001 to establish a joint holding company, provided that this shareholders' meeting resolves to approve of the move. The two companies reached this agreement to consolidate the management, in order to take the leading role to support Japan's air transport industry in the increasingly competitive domestic and international aviation market as the world's top-class airline business and to secure a solid business foundation. A more specific merit of the merger will be our ability to further enhance our domestic operation, which is already our strength, and to expand our business utilizing the international flight network of JAL. The more convenient flight timetable and network and more competitive fares will enable us to offer the service that better suit our customers' needs. Moreover, through the more effective utilization of the personnel of the two companies, reduction of the rental and other

expenses for facilities, and more efficient asset management, we will improve our cost competitiveness, reinforce our corporate standing, and improve our market capitalization and consequently the value for our shareholders.
Considering the above, we have concluded that we must go ahead with the management merger.

After the resolution to approve of the merger is obtained from the shareholders' meeting, our company will establish a joint holding company, Japan Airlines System Corporation, with JAL in October, and the two companies will enter under its umbrella. Our company and JAL will remain separate juridical persons, continue to operate the airline and air transport businesses, and prepare the transition to the second phase of the consolidation, under the direction of the joint holding company. We will then restructure the businesses of the both companies according to the operational areas by the spring of 2004 at the latest, to form "Japan Airlines International Co., Ltd." (international passenger business), "Japan Airlines Domestic Co., Ltd." (domestic passenger business), and "Japan Airlines Cargo Co., Ltd." (cargo business), to implement an efficient management of the business. The mission of the joint holding company will be to supervise the group and maximize the value of the group, through the group strategy, resource allocation, public relations, and management of the business corporations. The business corporations' mission will be to perform the respective businesses primarily, and to focus on ensuring safe flight, finalizing and executing the business plans, planning and implementing the market strategies, and maximizing the income.

The two companies will proceed with the merger, mutually trusting and helping each other, and adhering to the following mottos as our basic philosophy:

- We will maximize the corporate value for the society, users, shareholders, employees and all the related stakeholders.
- We will establish our foundation to become a leader of the nation's and world's air transport industry.
- We will embark on a drastic reform without fearing changes.
- We will adamantly pursue efficiency and vitality to build a management of speed and versatility.
- We will provide a fair and attractive workplace to our employees where they are able to autonomously use their capabilities and remain motivated to perform their functions.

At the time of the merger, we expect to witness the birth of a new corporate culture and climate, together with various changes surrounding the daily flight operations. We will ensure that our efforts for flight safety will not be hindered by these changes, and that each of our departments will put their utmost effort to guarantee the safety of our operations.

On the occasion of the management merger, we, the executives of the company, renew our vow to perfect our operation as an air transport company and to strive further for growth and development of our company. We respectfully ask our shareholders to extend your understanding, cooperation, and support to our company.

2. Status of Business by Department

(1) Domestic

1) Passenger

In order to strengthen our competitiveness and improve the convenience and profitability of our domestic operation, we increased the number of flights between Haneda and Hiroshima in April, enhanced the operation between Itami and Izumo/Matsuyama in response to the increase of jet-aircraft slots (alternative to YS aircraft slots) of the Itami Airport in the latter half of the term, and temporarily closed lower-profit routes.

In order to respond to the increasingly diverse needs of the users, we enhanced the discount fares by offering Monday, Tuesday and Ultra Promotion Fare, etc. To commemorate the 30th anniversary of JAS, we introduced the Happy Birthday Fare, which allows the customer to travel to any domestic destination at the price of 10,000 yen, and the Wedding Anniversary Fare. These were positioned as the three major discount offers of JAS to create air travel demand.

As a countermeasure to the demand drop for the destinations in Okinawa after the September 11 terrorist attacks, we reduced the prices of the travel products to recover the travel demand between Tokyo and Okinawa.

To promote the sales of travel packages and travel arrangements for individual travelers, we implemented JAS Thanks & Repeat Campaign for the customers of our major three routes (between Tokyo and Sapporo, Osaka, or Fukuoka) in June and July, and JAS Round Trip "Get Lucky 2002" Campaign for customers of all the domestic destinations in February and March.

Miffy, created by a famous Dutch picture book creator Dick Bruna, was introduced as our new character and became our ski tour mascot and was shown on the VIP Child Service promotional displays. We also sold Miffy goods on board the flights.

Sales promotion measures utilizing the multimedia included the introduction of the hotel reservation, travel route search and CM image transmission via the JAS home page or internet-enabled telephone to enhance the multimedia services, and the joint establishment of Kokunaisen.com Inc. with JAL and All Nippon Airways, which started sales of domestic air tickets from July on the internet. To enhance the service, we expanded the convenience store payment network from the existing Lawson chain to Family Mart chain starting from April, and implemented "Ticket-less Discount" and "Total Abolition of Air Ticket Purchase Deadline" from June departure, to improve the convenience for customers using the ticket-less service.

To eliminate the high-traffic problem of the reservation center, we introduced an automated voice response system, "SKY Navi", in December. "SKY Navi" automatically recognizes the human voice, and take reservations or provide necessary information to the customers.

As a result of the introduction/enhancement of the fares that are great savings for the customers at a time of recession, our effort to create demand succeeded in increasing the number of passengers to 21,089,000, up 3.8 % from the previous fiscal year, but the passenger revenue was ¥307,513 million, an unimpressive 0.8% growth from the previous fiscal year.

2) Cargo, Mail

Domestic cargo business saw a drastic decline due to the recession in the first half of the term and the government's issuing the Phase-E instructions following the September 11 terrorist attacks on the U.S.

Total weight transported was 159,000 tons, down 6.4% from the previous fiscal year, and cargo revenue was ¥10,693 million, down 10.3 % from the previous fiscal year.

The total weight transported in the domestic mail business was 40,092 tons, a slight 0.8% increase from the previous fiscal year. However, due to the competitive bidding implemented in the June term, the unit price dropped and brought the total mail revenue to ¥6,198 million, down 0.1% from the previous fiscal year.

(2) International

1) Passenger

The international scheduled passenger flights saw a sharp drop after the September terrorist attacks on the U.S.

From October, we reduced the number of flights between Kansai and Guangzhou from five (5) to three (3) flights per week, and reopened the Narita-Guangzhou route with two (2) flights per week. We expanded the code-share flight operation with China Southern Airlines from November and increased the flights between Kansai and Guangzhou from two (2) to four (4) flights per week, and inaugurated Fukuoka-Guangzhou route (one flight per week).

Our sales promotion activities included JAS Xian Great Wall Marathon 2001 in Xian on November 10, and Japan-China Friendship Aerobics Session in Guangzhou on December 2, Shanxi Province School Trip and Sightseeing Promotion Seminar from March 8 to March 15 in four cities such as Tokyo, Nagoya, Hiroshima and Niigata in collaboration with People's Government of Shanxi Province, Japan-China Youth Travel Foundation, and China North West Air to contribute to the increase of travelers to China and to the general cultural exchange between the two countries.

The total fill rate as a result of the above efforts was 72.2 % for all the routes, total number of passengers was 688,000, down 1.1 % from the previous fiscal year, and the passenger revenue was ¥19,744 million, down 5.0 % from the previous fiscal year.

We operated a total of seven (7) international charter flights including those for Katmandu, and between Hong Kong and Kushiro.

2) Cargo, Mail

In the international cargo business, we secured 26,000 tons (up 2.5% from the previous fiscal year) in weight, however, due to the sluggish U.S. economy, the cargo export, especially the demand for Seoul market, dropped, leading to the continued decline of the unit price. As a result, the revenue was ¥3,878 million, down 3.1 % from the previous fiscal year.

As for the international mail business, we carried international mail from Kansai to Guangzhou throughout the year. The total weight transported was 88.1 tonnes, up 256.8% from the previous fiscal year, and the international mail revenue was ¥15 million.

(3) Other

Collateral business revenue came from the subcontract business of aircraft servicing. Including the other fee revenue, etc. the total collateral business revenue was ¥8,350 million.

3. Capital Investment

The total capital investment of the current term was ¥13.8 billion and the main portion of it was spent for the prepayment of the procurement of the aircrafts listed below.

Model: A300-600R Quantity: three (3) (introduction planned for FY2002)

4. Financing

The financing activities of the current term were as follows. We borrowed a total ¥70.2 billion, of which ¥20 billion from Development Bank of Japan, ¥7.3 billion from Japan Bank for International Cooperation, and ¥42.9 billion from the Industrial Bank of Japan and other lenders. We issued ¥1.7 billion-worth of corporate bonds.

5. Trends of Business Results and Assets

Subject	FY1998 (The 36th Term)	FY1999 (The 37th Term)	FY2000 (The 38th Term)	FY2001 (Current Term)
Operating Income (million yen)	332,781	344,836	360,280	360,635
Current Profit (million yen)	251	637	1,507	525
Current Profit per Share (yen)	11	29	68	24
Gross Assets (million yen)	472,602	475,438	462,816	443,017
Net Assets (million yen)	22,768	24,127	27,177	26,612
Net Asset per Share (yen)	1,040	1,102	1,241	1,215

Note: Current profit per share and net asset per share are culculated based on the average number of shares outstanding and end-of-term number of shares issued, respectively.
However, from the current term, the current profit per share is calculated based on the average number of shares outstanding minus average number of treasury stocks outstanding, and the net asset per share is calculated based on the end-of-term number of shares issued minus number of treasury stocks.

II. Company Overview

The facts hereafter are true as of March 31, 2002, unless otherwise specified elsewhere.

1. Main Line of Business

Air transport business and related businesses

2. Main Offices and Service Centers

Head Office: 5-1, Haneda kuko 3-chome, Ota-ku, Tokyo, Japan

Domestic Branch Offices: Sapporo, Sendai, Tokyo, Nagoya, Osaka, Chugoku (Hiroshima), Fukuoka

Domestic Airport Offices: Chitose, Narita, Tokyo, Osaka, Kansai (Osaka), Fukuoka

Overseas Offices: Seoul, Guangzhou, Hong Kong, Xian, Kunming

Service Centers: Maintenance Center 1 (Tokyo), Maintenance Center 2 (Tokyo)

Note: We opened the Shanghai Branch Office (overseas) on April 1, 2002.

3. Aircrafts

Model	Quantity	Comment
B777-200 [380 seats]	7	of which, one (1) is on lease
A300-600R [292 or 239 seats]	19	of which, seven (7) are on lease
A300 [298, 283, or 255 seats]	17	of which, five (5) are on lease
MD-90 [166 seats]	16	of which, three (3) are on lease
MD-81 [163 seats]	18	of which, eleven (11) are on lease
MD-87 [134 seats]	8	of which, two (2) are on lease
YS-11 [64 seats]	12	All twelve (12) are loaned out.
Total	97	

4. Shares

(1) Number of shares authorized 76,200,000 shares

(2) Number of shares issued 21,887,979 shares

(3) Number of shareholders 12,652 (increase by 2,140 shareholders from the end of the previous fiscal year)

(4) Major shareholders

Rank	Shareholder Name	Shareholder's investment into our company		Our investment into the shareholder's business	
		Number of shares held	Ratio of shareholding	Number of shares held	Ratio of shareholding
		1,000 shares	%	1,000 shares	%
1	Tokyu Corporation	7,142	32.6	2,111	0.2
2	Japan Airlines Co., Ltd.	1,805	8.3	57	0.1
3	MITSUI & CO., LTD	1,232	5.6	-	-
4	Nomura Securities Co., Ltd.	1,003	4.6	132	0.0
5	FUJISASH CO., LTD.	725	3.3	-	-
6	Kinki Nippon Railway Co., Ltd	578	2.6	-	-
7	The Daiwa Bank, Ltd.	508	2.3	694	0.0

Notes:

1. The number of shares held is rounded down to the nearest thousands.
2. The ratio of shareholding is rounded up or down to the first decimal place.
3. Nomura Securities Co., Ltd. has been reorganized and transformed into a holding company. The name was changed to Nomura Holdings, Inc. as of October 1, 2001. Our company holds 132,000 shares of common stock of Nomura Holdings, Inc.
4. The Daiwa Bank, Ltd., The Kinki Osaka Bank, Ltd., and The Nara Bank, Ltd. jointly established a holding company by name of Daiwa Bank Holdings, Inc. by share transfer method, as of December 12, 2001. Our company holds 694,000 shares of common stock of Daiwa Bank Holdings, Inc.

(5) Acquisition, Disposition, and Holding of Treasury Stocks

1) Acquired Stocks

Acquisition by purchase of shares falling short of one unit (including that of the unit share system as newly required under the revision of the Commercial Code on October 1, 2001)

Common Stock 934 shares

Amount of Stock Acquired 3,287,000 yen

2) Disposed Stocks

Common Stock 500 shares

Amount of Stock Disposed 1,891,000 yen

3) Number of Stocks Held at the End of the Term

Common Stock 621 shares

5. Employees

Category	Number of Employees			Increase/ decrease from end of previous fiscal year	Average age	Average Number of Years in Service
	Ground Staff	Flight Crew	Total			
					year. month	year. month
Male	2,327	895	3,222	-128	42.08	19.01
Femal	229	1,680	1,909	9	30.02	6.10
Total	2,556	2,575	5,131	-119	38.01	14.07

Notes: The number of employees is inclouding those on loan, but excluding part-time and short-hour employees.

6. Status of Corporate Combination

(1) Status of Important Affiliates

Company Name	Capital	Ratio of Shareholding	Main Line of Business
	Million yen	%	
Japan Air Commuter Co., Ltd.	300	60.0	・Air Transport Business
Harlequin Air Corporation	480	100.0	・Air Transport Business
Hokkaido Air System Co. Ltd.	490	51.0	・Air Transport Business
JAS Nicewing Co., Ltd.	80	70.0	・Travel
JAS Trading Co., Ltd.	50	100.0	・Goods Sales ・Food and Beverages ・Insurance Agency, etc.
JAS Aircraft Co., Ltd.	490	100.0	・Import/Exprt of Aircraft Parts and Equipment

(2) Results of Significant Corporate Combination

The total sales and total current profit of the six important affiliates above were ¥109,702 million and ¥252 million, respectively.

7. Main Lenders

Lender	Loan Balance	Our Shares Held by Lender	
		Number of Shares Held	Ratio of Shareholding
	Million yen	1,000 shares	%
Joint Financing Group with Industrial Bank of Japan as the Lead Manager	103,643	876	4.0
Development Bank of Japan	166,650		
Japan Bank for International Cooperation	7,337	-	-

Notes:

1. The number of shares held is rounded down to the nearest thousands.
2. The ratio of shareholding is rounded up or down to the first decimal place.
3. The members of the Joint Financing Group with the Industrial Bank of Japan as the Lead Manager are indicated below. The number of our shares (rounded down to the nearest hundreds) held by each of the lenders is shown in the parantheses.

The Daiwa Bank, Ltd.	(508,800 shares)
UFJ Bank, Ltd.	(92,700 shares)
The Industrial Bank of Japan, Ltd.	(47,900 shares)
The Chuo Mitsui Trust and Banking Co., Ltd.	(43,800 shares)
The Bank of Tokyo-Mitsibishi, Ltd.	(42,900 shares)
The Fuji Bank, Ltd.	(42,900 shares)
Shinsei Bank, Ltd.	(42,900 shares)
UFJ Trust Bank, Ltd.	(30,700 shares)
Aozora Bank, Ltd.	(21,200 shares)
Sumitomo Mitsui Banking Corporation	(2,900 shares)
The Asahi Bank, Ltd.	(- shares)
The Dai-Ichi Kangyo Bank, Ltd.	(- shares)

4. Of the lenders above, Sanwa Bank, Ltd. and Tokai Bank, Ltd. were merged to form UFJ Bank, Ltd., as of January 15, 2002.
   The Industial Bank of Japan, Ltd., Fuji Bank, Ltd., and Dai-Ichi Kangyo Bank, Ltd. were consolidated and reorganized to form Mizuho Corporate Bank, Ltd. and Mizuho Bank, Ltd., as of April 1, 2002.

8. Directors and Auditors

Hiromi Funabiki	President & Representative Director Chairman, Safety Promotion Committee Chairman, Security & Risk Management Committee
Minoru Morikawa	Executive Vice President & Representative Director Assistant to President
Mitsuo Komatsubara	Senior Managing Director Finance & Accounting
Hajime Kato	Senior Managing Director Chairman, Customer Satisfaction Promotion Committee Senior Vice President, Public Relations Office Chief Officer, Corporate Planning Office Chief Officer, Policy Planning Office Senior Vice President, Facilities
Toshiyuki Sakai	Managing Director Senior Vice President, President's Office Senior Vice President, Information Management & Systems Office Senior Vice President, Customer Satisfaction Office Senior Vice President, General Affairs Senior Vice President, Purchasing
Fumio Shirota	Managing Director Senior Vice President, Marketing
Takenori Matsumoto	Managing Director Chairman, Environmental Committee Senior Vice President, Maintenance & Engineering Senior Vice President, Safety Promotion Office Senior Vice President, Security & Risk Management Office Senior Vice President, International Affairs
Takao Inoue	Director Senior Vice President & Deputy General Manager, Marketing Senior Vice President, Capital Region & Tokyo Regional Office
Keiji Saito	Director Senior Vice President, Airport & Inflight Service Planning
Fumitaka Kurihara	Director & Vice President Senior Vice President, Corporate Planning Office
Hiroyasu Muraki	Director Senior Vice President, Policy Planning Office
Hajime Hasegawa	Director Senior Vice President, Personnel, Organization & Employee Relations
Shoji Fukai	Director Senior Vice President, Flight Operations
Yoshinori Ueyama	Director Corporate Advisor, Kinki Nippon Railway Co., Ltd.
Shinobu Shimizu	Director Chairman of the Board & Representative Director, Tokyu Corporation
Kazuo Tonomura	Auditor (Full Time)

Hisashi Nagatoshi	Auditor
	Director & Executive Corporate Advisor, Tokyu Corporation
Zenta Yokoyama	Auditor
	Adviser, Japan Airlines Company, Ltd.
Masao Yamahana	Auditor

Notes:

1. Takao Inoue, Keiji Saito, Fumitaka Kurihara, Hiroyasu Muraki, Hajime Hasegawa, and Shoji Fukai were elected Director and Kazuo Tonomura was elected Auditor at the ordinary shareholders' meeing of the 38th term held on June 27, 2001and were subsequently inaugurated.
2. As of the closing of the ordinary shareholders' meeting of the 38th term, Kazuo Tonomura, Yasuo Toda, Takeshi Kurokawa, Takashi Oikawa, and Masaru Tsushima resigned as Director, and Takaji Harada resigned as Auditor.
3. As of June 27, 2001, Michihiko Matsuo and Minoru Morikawa were appointed Executive Vice President & Representative Director from their former post as Executive Vice President, Mitsuo Komatsubara and Hajime Kato were appointed Senior Managing Director from their former post as Managing Director, and Toshiyuki Sakai, Fumio Shirota, and Takenori Matsumoto were appointed Managing Director from their former post as Director.
4. Michihiko Matsuo resigned as the Executive Vice President & Representative Director, as of September 6, 2001.
5. Auditors Hisashi Nagatoshi and Zenta Yokoyama are non-standing statutory auditors as prescirbed in Paragraph 1, Article 18 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha.

III. Significant Fact Concerning the State of the Company that Arose after Closing the Books

The Board of Directors resolved at its session held on April 26, 2002 to establish a 100% parent company (joint holding company) with Japan Airlines Company, Ltd., premising that the ordinary shareholders' meeting of the 39th term will approve of this resolution, and signed a business integration agreement with Japan Airlines Company, Ltd. on the same day.

Japan Air System Co., Ltd.
Balance Sheet
(As of March 31, 2002)

(Unit: ¥ million)

Asset		Liability	
Item	Amount	Item	Amount
Current assets	69,976	Current liabilities	137,416
Cash and deposits	10,405	Operating accounts payable	31,350
Operating accounts receivable	27,394	Short-term loans payable	69,333
Inventories	16,860	Bonds to be redeemed within one year	5,200
Prepaid expenses	2,663		
Deferred tax assets	1,992	Accounts payable	5,583
Other current assets	11,015	Accrued expenses payable	9,741
Allowance for bad debts	-356	Accrued corporate and other taxes	1,127
Fixed assets	372,908	Accrued consumption and other taxes	1,674
(Tangible fixed assets)	(348,894)		
Buildings	65,018	Advances received	8,083
Structures	1,166	Deposits received	3,706
Machinery & equipment	6,893	Advance income received	83
Aircrafts	262,398	Other current liabilities	1,531
Aircraft movers	828		
Tools, equipment and fixtures	2,960	Fixed liabilities	278,988
Land	173	Corporate bonds	7,000
Construction in process accounts	9,455	Long-term loans payable	232,016
		Long-term accrued liabilities	12,594
(Intangible fixed assets)	(1,661)	Guarantee deposits received	3,108
Software	1,326	Deferred tax liabilities	329
Utility rights	151	Reserve for retirement allowance	23,530
Other intangible fixed assets	183		
		Reserve for executive retirement allowance	316
(Investments)	(22,352)		
Investment securities	7,087	Other fixed liabilities	91
Subsidiary shares	1,919	Total for liabilities	416,404
Guarantee money deposited	9,473	**Shareholders' Equity**	
Long-term prepaid expenses	2,444	Capital	23,486
Other investments	1,492		
Allowance for bad debts	-64	Legal reserve	14,460
		Additional paid-in capital	13,975
Deferred assets	132	Legal retained earnings	485
Development costs	132		
		Deficits	11,786
		Special reserve	3,400
		Unappropriated deficit for the current term	15,186
		(Of which, current profit)	(525)
		Differences with revaluation	454
		Other differences with revaluation of marketable securities	454
		Treasury stock	-2
		Total shareholders' equity	26,612
Total for assets	443,017	Total for liabilities and stockholders' equity	443,017

Cumulative depreciation of tangible fixed assets: ¥270,136 million

Japan Air System Co., Ltd.
Profit & Loss Statement
(April 1, 2001 to March 31, 2002)

(Unit: ¥ million)

Item	Amount	
Ordinary profit/loss		
Operating profit/loss		
Operating income		360,635
Operating expenses		
Project expenses	295,503	
Selling, general, and administrative expenses	54,831	350,335
Operating profit		10,299
Non-operating profit/loss		
Non-operating income		
Interests received and dividends	132	
Other non-operating income	2,645	2,777
Non-operating expenses		
Interests	8,475	
Other non-operating expenses	1,666	10,142
Ordinary profit		2,935
Extraordinary profit/loss		
Extraordinary profit		
Profit on sale of investment securities	1,185	1,185
Extraordinary loss		
Loss on sale of fixed assets	1,762	
Special reserves for retirement allowance	526	
Loss on valuation of investment securities	210	2,498
Current income before taxes		1,622
Corporate, residential, and business taxes		1,914
Adjustments, including corporate tax		-817
Current income		525
Losses carried forward from the previous term		15,712
Unappropriated deficit for the current term		15,186

Notes

[Important Accounting Policies]

1. Evaluation standards and evaluation methods of inventory assets
   Cost method according to the moving average method
2. Evaluation standards and evaluation methods of securities
   Subsidiary shares and affiliate shares: Cost method according to the moving average method.
   Other securities:
   - Those having market value: Market value method based on market price and so forth on the last day of the term (all differences with the evaluated value are processed in accordance with the recapitalization method, and the sales cost is calculated in accordance with the moving average method).
   - Those not having market value: Cost method according to the moving average method.
3. Deliberative evaluation standards and evaluation methods
   Market value method
4. Fixed assets depreciation method
   Tangible fixed assets: Straight-line method
   Intangible fixed assets: Straight-line method
   With respect to software (in-house use) however, the straight-line method is used based on the expected duration of in-house use (five years).
5. Deferred assets accounting processing
   Development costs: Important training costs relating to new aircraft and training costs involving in-house crew training are tabulated, and their depreciation method employs a method of depreciating by an equal amount for each term over the course of five years as stipulated in the Commercial Code.
   Corporate bond issuing costs: Processed as the total amount of costs at the time of disbursement.
6. Allowance tabulation standards
   Allowance for bad debts: In order to prepare for losses incurred due to bad debts on bonds, the allowance for general bonds is tabulated according to the actual percentage of bad debts, while the expected recoverable amount is tabulated after examining the possibility of recovery of each individual debt for the allowance for specific bonds such as bonds issued having concern of bad debts.
   Reserve for retirement allowance: In order to prepare severance benefits for employees, the

amount that has been generated at the end of the term is tabulated based on the retirement allowance debt and pension assets at the end of the term. Furthermore, the apportioned amount based on 15 years is processed as costs with respect to the difference resulting during alteration of accounting standards (¥23,192 million).

The amount resulting from mathematical accounting differences apportioned according to the straight-line method based on a fixed number of years (15 years) within the average remaining years of service of employees at the time of generation at the end of each term is treated as a cost starting in the following term of each occurrence.

Executive retirement allowance: In order to prepare for disbursement of director retirement benefits, the amount required to be disbursed is tabulated based on "Internal Regulations for Director Retirement Gratuities". Said allowance is to be the allowance falling under Article 287 bis of the Commercial Code.

7. Lease transaction processing method
   Finance lease transactions other than those recognized to constitute a transfer of ownership of a leased commodity to the lessee are processed in accordance with the method pertaining to ordinary lease transactions.
8. Hedge accounting method
   Hedge accounting is in accordance with deferred hedge processing as a principle.
9. Accounting processing of consumption tax, etc.
   In accordance with the tax-excluded method

(Additional Information)

1. Treasury shares
   Treasury shares, which had previously been included in current assets (other current assets) until the previous term, will be indicated at the end of the shareholders' equity section as a deduction from capital starting in the current term in accordance with revision of accounting document regulations accompanying revision of the Commercial Code ("Ministerial Ordinance for Partial Revision of Regulations pertaining to the Balance Sheet, Profit and Loss Statement, Business Report and Attached Schedules of Private Corporations," Ordinance No. 66 of the Ministry of Justice, 2001). Furthermore, the number of treasury shares as of the end of the previous term is 187 shares having a monetary value of ¥718,000.

[Balance Sheet]

1. Amounts shown are indicated rounded down to the nearest million yen.
2. Short-term monetary bonds to subsidiaries: ¥11,936 million
   Short-term debts to subsidiaries: ¥5,069 million
3. Cumulative depreciation of tangible fixed assets: ¥270,136 million
4. Fixed assets used according to lease agreements
   In addition to fixed assets tabulated in the balance sheet, there are 29 aircrafts being used according to lease agreements.

5. Assets used as collateral
   Buildings: ¥53,556 million
   Aircraft equipment: ¥1,433 million
   Aircraft: ¥214,487 million
   Investment securities: ¥680 million
6. Guaranteed liabilities and guaranteed subscriptions: ¥13,358 million
7. Major assets and debts in foreign currency
   Operating accounts receivable: ¥1,310 million (amount in foreign currency: US$4,775,000, other)
   Subsidiary shares: ¥55 million (amount in foreign currency: HK$3,000,000, other)
   Operating accounts payable: ¥998 million (amount in foreign currency: US$7,168,000, other)
8. Profit per share for the current term: ¥24.03

[Profit and Loss Statement]

1. Amounts shown are indicated rounded down to the nearest million yen.
2. Transaction volume with subsidiaries
   Operating revenue: ¥2,666 million
   Operating expenses: ¥46,823 million
   Non-operating transaction volume: ¥3 million

Proposal for Disposition of Loss

Item	Amount
Unappropriated deficit for the current term	¥15,186,466,512
The deficit is appropriated as follows:	
Transfer from special reserve	¥3,400,000,000
Transfer from legal retained earnings	¥485,100,000
Transfer from additional paid-in capital	¥11,301,366,512
Total	¥15,186,466,512
Loss carried forward to the next term	¥0

Translation of a report originally issued in Japanese except for *the last paragraph.*

Audit Report

May 15, 2002

Mr. Hiromi Funabiki,
President & Representative Director
Japan Air System Co., Ltd.

Shin Nihon & Co.

Daihyo Shai Kanyo Shai	Certified Public Accountant	Masatoyo Yoshinari
Daihyo Shai Kanyo Shai	Certified Public Accountant	Sadayoshi Yamamoto

We have audited the balance sheet, the profit and loss statement, the business report, the statement of proposed disposition of loss, and the related schedules of Japan Air System Co., Ltd. for the 39th business year ended March 31, 2002 for the purpose of reporting under the provisions of Article 2 of "the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha." With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters based on the accounting records of the Company and subsidiaries. Our audit was made in accordance with generally accepted auditing standards and, accordingly, included auditing procedures normally considered necessary. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion,

(1) the balance sheet and the profit and loss statement present properly the financial position and the result of operations of the Company in conformity with related regulations and the Articles of Incorporation of the Company,

(2) the business report, as far as the accounting matters included in such report are concerned, presents properly the status of the Company in conformity with related regulations and the Articles of Incorporation of the Company,

(3) the statement of proposed disposition of loss has been prepared in conformity with related regulations and the Articles of Incorporation of the Company, and

(4) the supporting schedules, as far as the accounting matters included in such schedules are concerned, have been prepared in conformity with the provisions of the Commercial Code.

Also, in our opinion the subsequent event disclosed in the business report has a material effect to the financial position and the result of operations of the Company in following years.

We have no interest in the Company, which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

The accompanying financial statements have been prepared in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The standards, procedures and practices to audit such financial statements are those, which are generally accepted and applied in Japan.

[Translation]

(Transcript of Audit Report by the Board of Statutory Auditors)

Audit Report

The Board of Statutory Auditors of the Company hereby report as follows as a result of having received a report of the auditing method and results from each statutory auditor with respect to execution of the duties of directors for the 39th term from April 1, 2001 through March 31, 2002, and discussed those reports.

1. Summary of Auditing Method Employed by Statutory Auditors

Each statutory auditor attended meetings of the board of directors and other important meetings, listened to business reports from those directors, perused documents containing important resolutions and so forth, and examined the status of operations and finances at the company headquarters and other major business sites in accordance with the auditing guidelines stipulated by the board of statutory auditors. With respect to subsidiaries, each statutory auditor visited them, requested business reports and examined the status of their operations and finance as necessary. In addition, each statutory auditor conducted an additional examination of computational documents and attached schedules after having received reports and explanations from the accounting auditor.

With respect to competitive transactions by directors, transactions involving conflicting interest between directors and the Company, gratuitous allocation of profits by the Company, extraordinary transactions with subsidiaries or shareholders and acquisition and disposition of treasury stock, in addition to the auditing methods described above, each of the statutory auditors requested reports from directors and so forth as necessary and conducted a detailed examination of the circumstances surrounding said transactions.

2. Audit Results

(1) The methods and results of the audit by the accounting auditor, Shin Nihon & Co. are recognized as being valid.

(2) The business report is recognized as accurately representing the status of the Company in accordance with laws and ordinances and the Articles of Incorporation.

(3) With respect to the proposal for disposition of loss, there are not recognized to be any matters that should be pointed out in consideration of the financial status of the Company or other circumstances.

(4) Attached schedules are recognized to accurately represent the matters to be described, and are not recognized to contain matters that should be pointed out.

(5) There are recognized to be no improper acts relating to the execution of duties by directors or any serious facts that are in violation of laws and ordinances or the Articles of Incorporation. Furthermore, there are not recognized to be any violations of the duties of the directors with respect to competitive transactions by directors, transactions involving conflicting interest between directors and the Company, gratuitous allocation of profits in terms of assets by the

Company, extraordinary transactions with subsidiaries or shareholders and acquisition and disposition of treasury stock.

(6) As a result of examination of subsidiaries, there are not recognized to be any matters that should be pointed out with respect to execution of the duties of directors.

May 20, 2002

Kazuo Tonomura, Auditor (full-time)
Hisashi Nagatoshi, Auditor
Zenta Yokoyama, Auditor
Masao Yamahana, Auditor
The Board of Statutory Auditors, Japan Air System Co., Ltd.

Note: Statutory auditors Hisashi Nagatoshi and Zenta Yokoyama are non-standing statutory auditors as stipulated in Article 18, Paragraph 1 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha.

[Translation]

Reference Document for Exercising Voting Rights

1. Total shareholder voting rights: 217,480

2. Proposals and Reference Matters

Agenda No 1: Approval of Proposal for Disposition of Loss for 39th Term

The contents of the proposal are as described in the above-mentioned attached document (page 23). With respect to disposition of loss, a special reserve in the amount of 3,400,000,000 yen, a profit reserve in the amount of 485,100,000 yen and a portion of a capital reserve in the amount of 11,301,366,512 yen will be transferred to replenish the loss and eliminate the loss carried forward to the next term.

In addition, we regret to announce that dividends will not be paid for the current term.

[Translation]

Reference Document for Exercising Voting Rights

Agenda No 2: Incorporation of wholly owning parent company by means of a share transfer

1. The reason why the share transfer is necessary

Japan Airlines Company, Ltd, ("JAL") and we need to secure a solid foundation for the business in order to continue playing the leading role in the Japanese aviation industry as one of the top aviation companies in the international aviation market where global competition is increasing.

If JAS, which has focused on domestic flight operation and JAL, which has emphasized international flight operation, are integrated, such integration can lead to reinforcement of corporate standing and improvement of market capitalization as well as shareholder value. Such reinforcement may be accomplished through a better balance between international and domestic operations, more stable operations, provision of service responding to customers' needs as well as reinforcement of competitiveness in relation to costs by drastic restructuring and more efficient management of assets.

Considering the above, we agreed upon the business integration with JAL.

In this agenda, we request your approval of our proposal that JAS, jointly with JAL, should establish a wholly owning parent company to be named "Japan Airlines System Corporation" by means of share transfer provided for in Article 364 of the Commercial Code and that JAS should become a wholly owned subsidiary of Japan Airlines System Corporation in accordance with the above agreement.

Therefore, we request you to approve our proposal considering the above.

2. Description of the Share Transfer

(1) Articles of Incorporation of Japan Airlines System Corporation

The Articles of Incorporation of Japan Airlines System Corporation are attached as "Articles of Incorporation of Japan Airlines System Corporation" (pages 39 to 43)

(2) Type and number of shares to be issued by Japan Airlines System Corporation upon the share transfer and allotment of the shares to the shareholders of the companies that are to become wholly owned subsidiaries

(i) Type and number of shares to be issued by Japan Airlines System Corporation upon the share transfer

Japan Airlines System Corporation will issue 1,980,465,250 ordinary shares and additional shares of which the number is equivalent to the number of shares to be issued upon the exercise of the conversion right attached to the convertible bonds issued by JAL, which has been or will be exercised on or after 1 April 2002 and prior to the date of the share transfer.

(ii) Allotment of the shares to JAS and JAL shareholders

The shares will be allotted and issued to the shareholders (including beneficial shareholders) registered as shareholders on JAS's and JAL's last shareholders' lists (including their lists of beneficial shareholders) as of the day prior to the date of the share transfer using the following exchange rate:

JAS shareholders

Nine ordinary shares of Japan Airlines System Corporation will be allotted for one JAS ordinary share.

JAL shareholders

One ordinary share of Japan Airlines System Corporation will be allotted for one JAL ordinary share.

One unit of JAL shares consists of 1,000 shares. One unit of JAS shares consists of 100 shares.

(3) Amount of capital and capital reserve of Japan Airlines System Corporation

(i) Amount of capital: One hundred billion yen

(ii) Amount of capital reserve: The amount equivalent to that obtained by deducting the amount of capital above from the aggregate amount of net assets of JAS and JAL as of the beginning of the date of share transfer.

(4) Cash to be paid upon the share transfer

No cash will be paid upon the share transfer.

(5) Date of share transfer

The date of the share transfer should be 1 October 2002. Japan Airlines System Corporation will be registered as incorporated on 2 October 2002. However, the date of the share transfer may be changed upon consultation between JAS and JAL if such a change is necessary in connection with the share transfer procedure.

(6) Directors of Japan Airlines System Corporation

15 candidate directors of Japan Airlines System Corporation are as follows:

Name (date of birth)	Background and representation status at other firms	No. of shares of JAS and/or JAL held
Hiromi Funabiki (Born on April 1, 1933)	June 1979 Director, JAS June 1981 Managing Director, JAS June 1987 Senior Vice President, JAS June 1995 President & Representative Director, JAS (currently serving)	JAS: 806 JAL: 0
Isao Kaneko (Born on March 1, 1938)	June 1991 Director, JAL June 1995 Managing Director, JAL June 1997 Senior Managing Director, JAL June 1998 President & Representative Director, JAL (currently serving)	JAS: 0 JAL: 21,407
Minoru Morikawa (Born on February 5, 1936)	June 1987 Director, JAS June 1991 Managing Director, JAS June 1993 Senior Vice President, JAS June 1997 Executive Vice President, JAS June 2001 Executive Vice President & Representative Director, JAS (currently serving)	JAS: 1,306 JAL: 0
Masahide Ochi (Born on February 9, 1940)	June 1994 Vice-Minister for Transport and International Affairs, Ministry of Land, Infrastructure and Transport June 1995 Vice Chairman, JAL Foundation June 1997 Managing Director, JAL June 1999 Senior Managing Director, JAL April 2001 Executive Vice President & Representative Director, JAL (currently serving)	JAS: 0 JAL: 30,000
Toshiyuki Shinmachi (Born on January 20, 1943)	June 1997 Director, JAL April 2000 Managing Director, JAL April 2001 Senior Managing Director, JAL (currently serving)	JAS: 0 JAL: 16,000
Hidekazu Nishizuka (Born on January 29, 1946)	June 1995 General Manager, Industrial Relation Dept., JAL June 1998 Director, JAL April 2001 Managing Director, JAL (currently serving) (Representation status at other firms) President, Saga Airport Fuelling Facilities Co., Ltd.	JAS: 0 JAL: 14,081
Fumitaka Kurihara (Born on January 3, 1943)	May 1997 Deputy General Manager, Corporate Planning Office, JAS June 1999 Executive Officer, JAS June 2001 Director, JAS (currently serving)	JAS: 400 JAL: 0

Gentaro Maruyama (Born on October 12, 1946)	June 1997 General Manager, Accounting Dept., JAL April 1999 Executive Officer, JAL June 2000 Director, JAL (currently serving) (Representation status at other firms) President, ALIVE INSURANCE PTE., LTD. President, TRIPLE A LTD.	JAS: 0 JAL: 4,000
Nobuyoshi Sera (Born on February 9, 1942)	May 1997 Deputy General Manager, Marketing & Sales, JAS March 1999 Executive Vice President, Harlequin Air Corporation March 2000 General Manager, Marketing & Sales Strategy, JAS May 2001 General Manager, Finance & Accounting, JAS June 2001 Executive Officer, Finance & Accounting, JAS (currently serving)	JAS: 500 JAL: 0
Susumu Miyoshi (Born on April 4, 1946)	December 1995 General Manager, Legal Affairs, JAL April 2001 Executive Officer, JAL (currently serving)	JAS: 0 JAL: 1,782
Katsuo Haneda (Born on January 23, 1943)	June 1995 Director, JAL June 1999 Managing Director, JAL April 2001 Senior Managing Director, JAL (currently serving)	JAS: 0 JAL: 32,040
Takashi Masuko (Born on July 27, 1942)	June 1997 Director, JAL April 2000 Managing Director, JAL April 2001 Senior Managing Director, JAL (currently serving) (Representation status at other firms) President, JAL Sales Network	JAS: 0 JAL: 11,155
Shunji Kohno (Born on August 1, 1927)	July 1990 President & Representative Director, Tokio Marine and Fire Insurance Co., Ltd. June 1996 Chairman & Representative Director of the same June 1997 Director, JAL (currently serving) July 2001 Adviser, Tokio Marine and Fire Insurance Co., Ltd. (currently serving) (Representation status at other firms) Representative Director, Shinko Building Co., Ltd.	JAS: 0 JAL: 2,000
Ken Moroi (Born on April 23, 1928)	August 1986 Chairman & Representative Director, Chichibu Cement Co., Ltd. October 1994 Chairman & Representative Director, Chichibu Onoda Cement Corporation June 1996 Adviser of the same October 1998 Adviser, TAIHEIYO CEMENT CORPORATION June 1999 Director, JAL (currently serving) June 2000 Adviser, TAIHEIYO CEMENT	JAS: 0 JAL: 0

	CORPORATION (currently serving)	
Shinobu Shimizu (Born on February 3, 1931)	June 1981 Director, Tokyu Corporation June 1985 Managing Director, Tokyu Corporation December 1987 Senior Managing Director, Tokyu Corporation April 1995 President & Representative Director, Tokyu Corporation June 1997 Director, JAS (currently serving) June 2001 Chairman of the Board & Representative Director, Tokyu Corporation (currently serving) (Representation status at other firms) President & Representative Director, Three Hundred Club Co., Ltd. President & Representative Director, Tokyu Bunkamura, Inc.	JAS: 0 JAL: 0

(1) Katsuo Haneda is a director of Japan Trans-Ocean Airlines, which is a competitor of this firm.
(2) Shunji Kohno, Ken Moroi and Shinobu Shimizu satisfy the requirements for external directors as stipulated in Article 188, Paragraph 2, Item 7 bis of the Commercial Code.

(7) Statutory Auditors of Japan Airlines System Corporation

6 candidate Statutory Auditors of Japan Airlines System Corporation are as follows:

Name (date of birth)	Background and representation status at other firms	No. of shares of JAS and/or JAL held
Yasunaka Furukawa (Born on June 14, 1942)	June 1997 Deputy General Manager, Associated Business, JAL June 1999 Statutory Auditor (full time), JAL (currently serving)	JAS: 0 JAL: 22,450
Shigeo Matsui (Born on July 15, 1944)	June 1997 Vice President and Regional Manager, Singapore, JAL June 1999 Managing Director, JAL Leasing Company Limited March 2000 President & Representative Director, JAL Leasing Company Limited April 2000 Senior Managing Director, JAL Group Finance Co., Ltd. March 2001 Director, JAL Leasing Company Limited June 2001 Statutory Auditor (full time), JAL (currently serving)	JAS: 0 JAL: 2,000
Toshiyuki Sakai (Born on September 6, 1940)	May 1997 General Manager, Information Management & Systems Office, JAS June 1997 Director, JAS June 2001 Managing Director, JAS (currently serving)	JAS: 400 JAL: 0
Seiso Neo (Born on March 8, 1944)	June 1997 Vice President, Aircraft Systems Maintenance Center, JAS	JAS: 0

	Maintenance Center, JAS April 2000 Advisor, Japan Asia Airways Co., Ltd. June 2000 Director, Japan Asia Airways Co., Ltd. June 2001 Statutory Auditor (full time), JAL (currently serving)	JAL: 13,812
Yoshihisa Akiyama (Born on September 10, 1931)	November 1991 President & Representative Director, KANSAI Electric Power Co., Inc. May 1997 Vice Chairman, KANSAI Economic Federation June 1998 Statutory Auditor, JAL (currently serving) May 1999 Chairman, KANSAI Economic Federation Auditor (currently serving) June 1999 Chairman & Representative Director, KANSAI Electric Power Co., Inc. (currently serving) June 1999 Chairman & Representative Director, KEIHANNA Interaction Plaza Inc. (currently serving)	JAS: 0 JAL: 0
Masao Nishimura (Born on November 11, 1932)	June 1993 Executive Vice President & Representative Director, The Industrial Bank of Japan, Ltd. June 1996 President & Representative Director, The Industrial Bank of Japan, Ltd. June 2000 Statutory Auditor, JAL (currently serving) September 2000 Chairman & Representative Director, Mizuho Holdings, Inc. President & Representative Director, The Industrial Bank of Japan, Ltd. April 2002 Special Advisor, Mizuho Financial Group.	JAS: 0 JAL: 0

(1) Auditors Yoshihisa Akiyama and Masao Nishimura are non-standing statutory auditors as stipulated in Article 18, Paragraph 1 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha.

(8) Remuneration to be paid to Directors and Statutory Auditors

The aggregate amount of annual remuneration to be paid to the directors of Japan Airlines System Corporation should be limited to 416 million yen. However, such amount does not include payments to be made to directors who also serve as employees of Japan Airlines System Corporation as salary for employees. The aggregate amount of annual remuneration to be paid to the statutory auditors of Japan Airlines System Corporation should be limited to 88 million yen.

(9) Auditing Accountant Firm of Japan Airlines System Corporation

Name: Shin Nihon & Co.

Office: Hibiya Kokusai Building 20F

2-2-3, Uchisaiwai-cho, Chiyoda-ku, Tokyo 100-0011

History: April 2000 Incorporated Showa Ota Century Co., Ltd. after Showa Ota Co., Ltd. merged with Century Co., Ltd.

July 2001 Corporate name changed to Shin Nihon & Co.

Outline: 1,798 CPA, 817 Assistant CPA, other 554 people.

35 domestic offices, 22 overseas offices, 5,025 clients.

(10) Matters relating to joint incorporation

We will incorporate the wholly owning parent company jointly with JAL.

3. Explanation of reason for the decision on the share exchange rate

We made a decision as to the exchange rate ("Exchange Rate") of the shares of JAS and JAL for the shares of Japan Airlines System Corporation to be incorporated jointly by JAS and JAL on 2 October 2002 by means of a share transfer in the following way.

JAS and JAL determined that independent evaluation of the fair and appropriate Exchange Rate by each of JAS and JAL prior to the decision above would make it possible to secure interests of respective shareholders. Therefore, JAS and JAL appointed respective financial advisors. JAS appointed the Bank of Tokyo-Mitsubishi, Ltd. ("BTM") and requested BTM to conduct analysis of the Exchange Rate in order to refer in discussion with JAL.

BTM evaluated the Exchange Rate on the basis of the Market Price Method, Market Price of Net Assets Method and the DCF (Discounted Cash Flow) Method and submitted the result of the evaluation to JAS (note 1).

After internal discussion based on the evaluation above as well as various factors and deliberate discussion with JAL, the board of directors approved the proposed agreement providing for an Exchange Rate of 1 per JAL share and 9 per JAS share at the meeting of the board of directors held on 26 December 2001. On the same day, we executed the agreement on the Exchange Rate with JAL (the "Agreement").

The board of directors confirmed that, after the execution of the Agreement, no material change had occurred in connection with the factors on which the evaluation for the Exchange Rate had been based and that, therefore, any change on the Exchange Rate was not necessary and approved the execution of the business integration agreement at the meeting of the board of directors on 26 April 2002. On the same day, JAS executed the business integration agreement. Before the board of directors made the above decision, JAS received an opinion letter dated 26 April 2002 from Tokyo-Mitsubishi Securities Co., Ltd. stating that the Exchange Rate was appropriate in the light of the financial interest of JAS's shareholders as of 26 April 2002. (Note 2)

JAL received an opinion letter dated 26 April 2002 from Mizuho Securities Co., Ltd. stating that the Exchange Rate was appropriate in the light of the financial interest of JAL's shareholders as of 26 April 2002.

Note 1
An outline of evaluation methods applied by BTM as well as its evaluation of the exchange rate is described below.

Market Price Method
BTM evaluated the Exchange Rate of 1 per one JAL share and 10.29-12.50 per one JAS share on the basis of average final share price of JAL ordinary shares on the Tokyo Stock Exchange and JAS ordinary shares on the over-the-counter market operated by Japan Securities Dealers Association for the period of one month, three months and six months ending on 9 November 2001, the business day immediately prior to the date of public announcement of the integration of business by means of incorporation of Japan Airlines System Corporation.

Market Price of Net Assets Method
BTM evaluated the Exchange Rate of 1 per one JAL share and 7.14 per one JAS share by analysing the market price of the consolidated net assets as of 30 September 2001 per one share. In such analysis, BTM took the result of financial and legal due diligence conducted by outside professionals assigned by JAS into consideration.

The DCF method
BTM analysed the exchange rate based on expectation of future cash flow by evaluating the financial prospects provided by JAS and JAL and applied a discount rate calculated by analysing the weighted average of capital cost and other factors. As a result of such analysis, BTM evaluated the Exchange Rate of 1 per one JAL share and 6.50-9.15 per one JAS share.

Evaluation Method	Evaluation of the Exchange Rate	
	JAS	JAL
Market Price Method	10.29-12.59	1
Market Price of Net Assets Method	7.14	1
The DCF Method	6.50-9.15	1

Note 2
The following is an English translation of the opinion of Tokyo-Mitsubishi Securities Co., Ltd. dated April 26, 2002, the original of which is in Japanese.

* * *

Copy of Opinion Prepared by the Tokyo-Mitsubishi Securities Co., Ltd.

April 26, 2002

To: Board of Directors of Japan Air System Co., Ltd.
5-1, Haneda-kuko 3-chome, Ota-ku, Tokyo

Dear Sirs:

Tokyo-Mitsubishi Securities Co., Ltd. ("TMS" or "we") understands that Japan Air System Co., Ltd. (the "Company") and Japan Airlines Company, Ltd. ("JAL") (the Company and JAL shall be hereinafter referred to individually as a "Party" and collectively as the "Parties") entered into the Memorandum for Integration of Business as of November 12, 2001 (the "Memorandum"), the Agreement for Exchange Rate as of December 26, 2001 (the "Agreement") and the Basic Agreement for Integration of Business as of January 29, 2002 (the "Basic Agreement") and that the Company and JAL will enter into the Agreement for Integration of Business as of April 26, 2002 (the "Definitive Agreement") for the purpose of joint establishment of a holding company (the "Holding Company") through the statutory share transfer (the "Transaction") to integrate their business. We further understand through the Memorandum and the draft Definitive Agreement delivered by the Company (the "Draft DA") that the Holding Company will allot and deliver nine (9) shares of its common stock for each share of the Company's common stock and one (1) share of its common stock for each share of JAL's common stock for the purpose of implementation of the Transaction. The ratios of the statutory share transfer regarding the Parties shall be hereinafter referred to as the "Exchange Rate".

The Board of Directors of the Company requested us to express our opinion on whether or not the Exchange Rate is appropriate to the shareholders of the Company from a financial point of view, and we have reviewed whether or not the Exchange Rate is appropriate to the shareholders of the Company from a financial point of view.

In stating our opinion as set forth at the end of this letter, we have:

(1) reviewed the Memorandum, the Agreement and the Basic Agreement;

(2) reviewed the Draft DA;

(3) analyzed the information which we deemed necessary for preparation of our opinion concerning the non-consolidated and consolidated financial statements published in the Securities Reports for the latest three fiscal years until the fiscal year 2000 and the Semi-Annual Reports for the latest two interim fiscal periods until the interim period ended September 30, 2001 , respectively, and certain related materials prepared by the Parties. ;

(4) reviewed and analyzed press releases and other information announced to the public which we reasonably deemed necessary with respect to each of the Parties;

(5) analyzed the information which we deemed necessary for preparation of our opinion concerning the estimated operating results on the consolidated basis and non-consolidated basis for the fiscal year ended March 2002 and certain related materials prepared by the Parties, respectively;

(6) analyzed the non-consolidated and consolidated financial forecasts of the Parties for each of their fiscal years ending March 2003 and 2004 and certain materials relating thereto prepared and delivered by their respective executive management to us, respectively (hereinafter respectively referred to as "Non-Consolidated Financial Forecasts" and "Consolidated Financial Forecasts");

(7) reviewed the Due Diligence Report concerning JAL dated December 14, 2001 prepared and delivered by Anderson Mori to the Company;

(8) reviewed the Preliminary Survey Report concerning JAL dated December 14, 2001 prepared and delivered by KPMG Corporate Finance K.K. to the Company;

(9) interviewed the executive management of the Parties concerning their respective current financial condition and future prospects;

(10) reviewed the market prices and trading conditions of the shares in the Parties;

(11) analyzed the share prices of companies similar and comparable to the Parties; and

(12) conducted certain other works and analysis which we deemed appropriate.

We have prepared this letter subject to the following assumptions and qualifications:

(1) All the foregoing information which we reviewed and analyzed (the "Information") is correct and complete, we may rely on its correctness and completeness, and we did not, and have no obligation to, independently verify such correctness and completeness;

(2) We did not, and have no obligation to, independently evaluate or calculate any and all assets and liabilities (including those arising from hedge and derivative positions and any other off-balance sheet financial transactions and those for retirement allowances) of the Parties and their respective subsidiaries and affiliates;

(3) We have reviewed the materials delivered by the Parties and the facts represented by their respective management teams to the extent we deemed necessary, and we did not, and have no obligation to, independently verify the completeness of the coverage of such information. No information undisclosed to us exists which may materially affect the Transaction;

(4) The Non-Consolidated Financial Forecasts and the Consolidated Financial Forecasts of each of the Parties have been prepared based on reasonable and accurate grounds and reflect the best forecasts and judgments currently available for their respective management teams, and the results of such forecasts and judgments will be realized at the time forecasted by their respective management teams;

(5) Tax issues in connection with the Transaction are based on the Non-Consolidated Financial Estimates, and taxes to be imposed on the Holding Company, the Parties and their respective shareholders were not taken into our consideration;

(6) The Transaction will be implemented in compliance with the terms and conditions set forth in the Draft DA, including, but not limited to, obtaining all the consents, permissions and approvals from governments, competent authorities and any other parties necessary for the implementation of the Transaction;

(7) The Definitive Agreement will be entered into by and between the Parties as of April 26, 2002 upon the same terms and conditions as those set forth in the Draft DA;

(8) Our opinion is based solely on the information we obtained prior to the date of this letter;

(9) Our opinion is based on the financial, economic, market and any other conditions existing as of the date of this letter, and our opinion may be affected by any change in these conditions occurring on or after the date of this letter; and

(10) Our opinion set forth in this letter is limited to the matters set forth herein, we express no opinion as to any matters which are not explicitly set forth herein, and our opinion may not apply to any other cases.

We will be compensated by the Company for our services as a financial advisor to the Company in connection with the Transaction. We and the Mitsubishi Tokyo Financial Group, Inc. ("MTFG") and/or some of its affiliates made, are making, or will make certain banking, securities and other financial transactions with the Parties and/or some of their respective affiliates, and some of TMS, MTFG and some of MTFG's affiliates currently own certain shares in the Parties and/or their respective affiliates, and our opinion set forth herein will not limit any future transaction which may be made between any of the Parties and/or their respective affiliates on one side, and TMS, MTFG and/or their respective affiliates on the other.

This letter has been prepared and is expected to be used solely for the purpose of serving as a reference material to be used by the Board of Directors of the Company for its review and resolution on the Transaction. This letter therefore may not be duplicated, summarized, cited or published or disclosed to any third party, entirely or in part, for any purpose other than the foregoing without our prior written approval. This letter contains neither our opinion on appropriateness of the decision by the management of the Company to conduct the Transaction nor any recommendation to the shareholders of the Company as to how they should vote on the Transaction and any other matters relating thereto.

We express no opinion as to the prices at which the shares and other securities of the Company and JAL will be traded after our delivery of this letter and the prices at which the shares and other securities of the Holding Company will be traded after completion of the Transaction.

Based on and subject to the foregoing, we are of the opinion that the Exchange Rate is appropriate to the shareholders of the Company from a financial point of view as of the date of this letter.

Tokyo-Mitsubishi Securities Co., Ltd.
Juntaro Fujii,
President and Representative Director

4. Balance Sheet and Profit and Loss Statement provide for in Article 366, Paragraph 1, Items 3 and 5 of the Commercial Code

The contents of JAS's Balance sheet and Profit and Lost Statement are described on pages 18 to 22.

The contents of JAL's Balance Sheet and Profit and Loss Statement for the 52nd fiscal year are described on pages 44 to 50.

5. Matter in connection with resolution on this agenda

The effect of resolutions on this agenda is subject to approval at the Ordinary Shareholders' Meeting of JAL and JAS as well as approval from the relevant authorities required by any relevant laws or regulations.

<Translation>

ARTICLES OF INCORPORATION
of
Kabushiki Kaisha Nihon Koku System
(Japan Airlines System Corporation)

CHAPTER I
GENERAL PROVISIONS

Article 1. Corporate Name

1.1 The name of the Company shall be Kabushiki Kaisha Nihon Koku System.

1.2 The corporate name of the Company shall be translated into English as "Japan Airlines System Corporation."

Article 2. Article 2. Objects

2.1 The objects of the Company shall be to hold shares of companies engaging in the following business and shares of foreign companies engaging in the business equivalent thereto, and thereby control and manage the business activity of these companies:

1. To act as operators of scheduled and non-scheduled air transport services;
2. To act as operators for aerial work services;
3. To act as providers of aircraft maintenance services;
4. To act as manufacturers, purchasers, sellers and lessors of aircraft and aircraft-related products;
5. To act as distributors and retailers of aviation fuel;
6. To act as motor-truck transport operators under the Motor-truck Transport Business Law and non-actual transport operators and forwarding agents under the Freight Forwarding Business Law;
7. To act as warehousemen and customs agents;
8. To act as managers and operators of hotels and other accommodation facilities, restaurants and cookshops, sports and athletic facilities and cultural facilities and establishments;
9. To engage in tourism and to act as tour operators and travel agents;
10. To act as advertising agents, publishers and entertainment planners and managers;
11. To act as manpower services providers, whether common or limited;
12. To act as trainers for personnel engaged in or to engage in air transportation business, and to engage in mass-oriented cultural and/or educational business;
13. To purchase, sell and lease immovable, and to act as real estate brokers and real estate managers;
14. To act as distributors and retailers of traveling kits, foods and beverages and daily necessities;
15. To act as providers of data processing services and data and information providing services and to engage in telecommunications business;
16. To act as non-life insurance agents and life insurance soliciting agents;
17. To loan, guarantee and invest to various businesses and enterprises;
18. To act as lessees or lessors of any kind of product; and
19. To engage in any other business of any kind and description relating, incidental or conducive to any of the foregoing objects.

2.2 The Company shall have the power and authority to engage in other business of any kind and description relating, incidental or conducive to, or necessary to achieve any of the objects set forth in Section 2.1 above.

Article 3. Location of Head Office

The Company shall have its head office in Minato-ku, Tokyo.

Article 4. Method of Giving Public Notices

All public notices to be given by the Company shall be given in the Nihon Keizai Shinbun published in Tokyo.

CHAPTER II
SHARES

Article 5. Authorized Shares

The Company shall be authorized to issue Seven Billion (7,000,000,000) shares.

Article 6. Shares

6.1 The number of shares of one unit of the Company shall be One Thousand (1,000) shares.

6.2 The Company shall not issue share certificates for shares that are less than one unit of shares (hereinafter to be referred to as "shares falling short of one unit" , except when stipulated otherwise in the Shares Handling Regulations.

Article 7. Shares Handling Regulations

All handling procedures for shares and rights for subscription of new shares, including, but not limited to, exercise of voting rights or other shareholder's rights by electronic means, types of share certificates, registration of transfer of share ownership and rights for subscription of new shares on the register of shareholders, entry and record of the transfer on the register of beneficial shareholders, purchase by the Company of its shares falling short of one unit, registration of pledges of shares of the Company and cancellation of such registration, issuance of replacement share certificates, registration and indication of trust of fiduciary interest in shares and rights for subscription of new shares of the Company and cancellation thereof, and fees chargeable by the Company therefor, shall be governed by these Articles of Incorporation and the Shares Handling Regulations adopted by the Board of Directors.

Article 8. Registration of Address, Etc.

8.1 Each of those shareholders or their registered pledgees, legal representatives or authorized officers who do not have an address or domicile in Japan shall designate a notice address in Japan or appoint a local agent in Japan and notify the Company of such designation or appointment. (All references herein and hereinafter to shareholders shall be deemed to include references to beneficial shareholders.) Prompt notification shall also be made to the Company when any change takes place in such designation or appointment.

8.2 The Company shall in no way be held liable for any loss or damage sustained by any person or entity as a result of his or its failure to make the foregoing notification.

Article 9. Record Data

9.1 Only the shareholders of the Company whose names appear or are recorded in the register of shareholders or the register of beneficial shareholders as of the 31st day of March of any year shall be entitled to exercise their voting rights at the Annual General Meeting of Shareholders to be held in that year.

9.2 In addition to the cases referred to in Section 9.1 and Article 26 hereof, the Company may, as and when authorized to do so by a resolution of the Board of Directors, fix a record date to determine the shareholders or their pledgees who are entitled to exercise any right as such, upon giving appropriate prior public notice.

Article 10. Transfer Agent

10.1 The Company shall have a share transfer agent for its shares

10.2 Such share transfer agent and its place of the handling business shall be selected by resolution of the Board of Directors and public notice thereof shall be given in due course.

10.3 The register of shareholders, the register of beneficial shareholders and the register of the rights for subscription of new shares of the Company shall be kept at the place of the handling business of the transfer agent, and the registration of transfers of shares and rights for subscription of new shares, and the purchase of shares constituting less than one unit and other matters concerning shares and rights for subscription of new shares shall be handled by the transfer agent and not by the Company.

CHAPTER III
GENERAL MEETINGS OF SHAREHOLDERS

Article 11. Convening of General Meetings of Shareholders

11.1 The President shall, in accordance with a resolution of the Board of Directors adopted for that purpose, convene an Annual General Meeting of Shareholders within three (3) months from April 1st every year, and Special Meetings of Shareholders whenever deemed necessary.

11.2 In the event the President fails or is unable to so convene a General Meeting of Shareholders, one of the other Directors shall act in his place in accordance with the seniority order determined in advance by the Board of Directors.

11.3 The General Meeting of Shareholders shall be convened at the location of its head office, a location adjacent to that of the head office or otherwise a location situated in a ward of Tokyo.

Article 12. Chairman of General Meetings of Shareholders

12.1 The President shall act as chairman at all General Meetings of Shareholders.

12.2 Should the President fail or be unable to preside at any General Meeting of Shareholders, one of the other Directors shall act in his place in accordance with the seniority order determined in advance by the Board of Directors.

Article 13. Resolutions of Shareholders

Except as otherwise provided by law or by these Articles of Incorporation, all resolutions at a General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the voting rights owned by shareholders represented at the meeting.

Article 14. Exercise of Voting Rights by Proxy

14.1 A shareholder or his legal representative, if any, may exercise his voting rights through a proxy, who shall be a shareholder of the Company entitled to vote. A corporate shareholder may exercise its voting rights through any of its officers or employees authorized for that purpose.

14.2 Any person who acts as proxy for any shareholder in accordance with the Section 14.1 shall produce to the Company a document evidencing his due authority whenever he attends any General Meeting of Shareholders as such. Provided that such person may, by electronic means instead of physical submission of the document and in accordance with the Shares Handling Regulations, provide the Company with the information for his due authority, in the event that the Company decides to send by electronic means the notice of convening the General Meetings of Shareholders.

CHAPTER IV
DIRECTORS AND BOARD OF DIRECTORS

Article 15. Number of Directors

The Company shall have twenty (20) or fewer Directors.

Article 16. Election of Directors

16.1 A resolution to appoint Directors shall be validly passed at a General Meeting of Shareholders only by the affirmative vote of a majority of the voting rights owned by the shareholders present or represented at the meeting, at which shareholders holding in aggregate not less than one-third (1/3) of the total number of the Company's voting rights shall be present.

16.2 No cumulative voting shall be used for the election of Directors.

Article 17. Term of Office of Directors

17.1 The term of office of a Director shall expire upon the closing of the Annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after his assumption of the directorship.

17.2 The term of office of a Director elected to increase the number or to fill the vacancy created by the earlier retirement or resignation of his predecessor shall expire when the term of office of the continuing Directors expires.

Article 18. Representative Directors and Executive Directors

18.1 The Board of Directors may, by its resolution, appoint, from among its members, one Chairman, one President and several Vice Chairmen of the Board of Directors, Executive Vice Presidents, Senior Managing Directors and/or Managing Directors.

18.2 The Board of Directors shall, by its resolution, appoint, from among its members, one or more Representative Directors, who shall have the power and authority to represent and bind the Company.

18.3 Each of the Representative Directors of the Company shall have the power and authority to represent and bind the Company individually.

18.4 *The President shall supervise and execute the overall business of the Company* pursuant to the resolution of the Board of Directors.

18.5 Should the President fail or be unable to act or be absent, one of the other members of the Board of Directors shall act in his place in accordance with the seniority order previously determined by the Board of Directors.

Article 19. Meetings of the Board of Directors

19.1 Matters regarding the Board of Directors shall be governed by the Regulations of the Board of Directors stipulated by the Board of Directors.

19.2 The Director(s) convening the meetings of the Board of Directors and the chairman at such meetings shall be selected by the resolution of the Board of Directors.

19.3 Should such Director(s) fail or be unable to act or be absent, one of the other members of the Board of Directors shall act in his place in accordance with the seniority order previously determined by the Board of Directors.

19.4 Notice of a meeting of the Board of Directors shall be provided to each Director and each Statutory Auditor three (3) days prior to the date of such meeting; provided, however, that in case of emergency, such notice period may be shortened.

19.5 The meetings of the Board of Directors may be held without convening proceedings in the event that all Directors and Statutory Auditors so agreed.

CHAPTER V
STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS

Article 20. Number of Statutory Auditors

The Company shall have six (6) or fewer Statutory Auditors.

Article 21. Election of Statutory Auditors

The provisions of Section 16.1 shall apply *mutatis mutandis* to the election of Statutory Auditors.

Article 22. Term of Office of Statutory Auditors

22.1 The term of office of a Statutory Auditor shall expire upon the closing of the Annual General Meeting of Shareholders for the last fiscal year ending within four (4) years after his assumption of the position of statutory auditor.

22.2 The term of office of a Statutory Auditor elected to fill the vacancy created by the earlier retirement or resignation of his predecessor shall expire when the term of office of his predecessor would expire.

Article 23. Full-Time Statutory Auditors

The Statutory Auditors of the Company shall appoint one or more Full-Time Statutory Auditors from among them.

Article 24. Meetings of Board of Statutory Auditors

24.1 Matters regarding the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors stipulated by the Board of Statutory Auditors.

24.2 Notice of a meeting of the Board of Statutory Auditors shall be provided to each Statutory Auditor three (3) days prior to the date of such meeting; provided, however, that in case of emergency, such notice period may be shortened.

24.3 The meetings of the Board of Statutory Auditors may be held without convening proceedings in the event that all Statutory Auditors so agree.

CHAPTER VI
ACCOUNTING

Article 25. Fiscal Year

The fiscal year of the Company shall be from the first day of April to the following 31st day of March.

Article 26. Dividends

Dividends, if declared for any fiscal year, shall be paid to those shareholders or their pledgees whose names appear or are recorded on the register of shareholders or the register of beneficial shareholders as of the 31st day of March of such fiscal year.

Article 27. Prescription Period of Dividends

27.1 The Company shall be relieved of its obligation to pay any dividends which shall have remained unclaimed for a period of three (3) years or more from the date when they first become payable.

27.2 Dividends shall carry no interest.

Supplementary Provisions

Article 1. Shares To Be Issued Upon the Incorporation By Transfer Of Shares

1.1 The Company shall be incorporated pursuant to Article 364 (Transfer of Shares) of the Commercial Code.

1.2 The total number of shares to be issued upon the incorporation of the Company shall be the aggregate number of 1,980,465,250 ordinary shares and the same number of ordinary shares as issued upon conversion, between April 1, 2002 and the day immediately preceding the date of the transfer of shares, of convertible bonds issued by JAPAN AIRLINES COMPANY LTD.

Article 2. First Fiscal Year

The first fiscal year of the Company shall be from the date of the incorporation of the Company to the 31st day of March 2003.

Article 3. First Term of Office of Statutory Auditors

Notwithstanding Article 22, the first term of office of a Statutory Auditor shall expire upon the closing of the Annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after his assumption of the position of statutory auditor.

Japan Airlines Company, Ltd.

Balance Sheet

March 31, 2002

	(Millions of yen)
Assets	
Current assets:	
Cash and deposits	¥ 64,565
Accounts receivable – trade	177,214
Short-term investments in securities	13,818
Supplies	55,792
Prepaid expenses	8,232
Deferred income taxes	10,372
Other current assets	55,832
Less: Allowance for bad debts	(664)
Total current assets	385,164
Fixed assets:	
Tangible fixed assets:	
Buildings	98,319
Structures	4,070
Machinery	23,101
Flight equipment	585,056
Vehicles	1,242
Tools, furniture and fixtures	11,333
Land	46,737
Construction in progress	34,755
Total tangible fixed assets	804,616
Intangible fixed assets:	
Computer software	27,006
Other intangible fixed assets	614
Total intangible fixed assets	27,620
Investments and other assets:	
Investments in securities	65,129
Investments in subsidiaries	100,937
Long-term loans receivable	48,778
Long-term prepaid expenses	4,000
Deferred income taxes	12,470
Other investments	32,857
Less: Allowance for bad debts	(1,473)
Total investments and other assets	262,699
Total fixed assets	1,094,937
Total assets	¥1,480,101

	(Millions of yen)
Liabilities	
Current liabilities:	
Accounts payable – trade	¥ 152,693
Current portion of long-term borrowings	37,202
Current portion of bonds	60,000
Accounts payable – other	18,764
Accrued income taxes	40
Accrued expenses	37,329
Advances received	30,141
Deposits received	20,239
Air transport deposits	22,646
Other current liabilities	15,605
Total current liabilities	394,664
Non-current liabilities:	
Bonds	297,509
Long-term borrowings	401,599
Accrued pension and severance costs	79,942
Reserve for loss on investments in subsidiaries and affiliates	10,595
Other non-current liabilities	65,105
Total non-current liabilities	854,751
Total liabilities	1,249,416
Stockholders' equity	
Capital stock:	
Common stock	188,550
Legal reserves:	
Additional paid-in capital	32,516
Retained earnings appropriated for legal reserve	1,782
Total legal reserves	34,298
Retained earnings:	
Reserve for special depreciation	6,026
Unappropriated retained earnings (including net loss for the year of ¥34,874 million)	1,025
Total retained earnings	7,052
Net unrealized gain on investments in securities, net of taxes	861
Common stock in treasury	(77)
Total stockholders' equity	230,685
Total liabilities and stockholders' equity	¥1,480,101

See accompanying notes.

Japan Airlines Company, Ltd.

Statement of Operations

From April 1, 2001 March 31, 2002

	(Millions of yen)	
Ordinary Items		
Operating Revenue and Expenses		
Operating revenue		¥1,169,499
Operating expenses:		
Cost of operating revenue	¥962,052	
Selling, general and administrative expenses	223,807	1,185,859
Operating loss		16,360
Non-Operating Income and Expenses		
Non-operating income:		
Interest and dividend income	3,453	
Gain on sales of flight equipment	1,138	
Exchange gain	2,111	
Other non-operating income	10,491	17,194
Non-operating expenses:		
Interest expense	27,109	
Other non-operating expenses	15,258	42,368
Ordinary loss		41,534
Extraordinary Items		
Extraordinary profit:		
Gain on sales of tangible fixed assets	5,904	
Gain on sales of investments in securities	11,412	
Gain on sales of investments in subsidiaries	1,302	18,619
Extraordinary loss:		
Loss on disposal of tangible fixed assets	2,277	
Special termination benefits	920	
Loss on revaluation of investments in securities	2,211	
Provision for loss on investments in subsidiaries and affiliates	6,267	11,676
Loss before income taxes		34,592
Income taxes:		
Current		282
Deferred		–
Net loss		34,874
Retained earnings brought forward		35,900
Unappropriated retained earnings at end of year		¥ 1,025

Japan Airlines Company, Ltd.

Notes to Balance Sheet and Statement of Operations

March 31, 2002

1. Significant Accounting Policies

(1) Valuation of securities

- Investments in subsidiaries and affiliates … Stated at cost determined by the moving average method.
- Other securities
  - Marketable … Stated at fair value (net unrealized gain on such securities, net of taxes, is accounted for as a separate component of stockholders' equity).

    Cost of securities sold is determined by the moving average method.
  - Non-marketable … Stated at cost determined by the moving average method.

(2) Supplies

Supplies are stated at cost based on the moving average method.

(3) Method of depreciation of fixed assets

Tangible fixed assets

Flight equipment:

Aircraft and spare engines – The straight-line or the declining-balance method.

Spare parts contained in flight equipment – The declining-balance method.

Ground property and equipment – The straight-line method

Intangible fixed assets – The straight-line method

(4) Deferred charges

Bond issuance expenses

Bond issuance expenses are capitalized and amortized over a period of three years.

(5) Basis for accruals and allowances

Accrued pension and severance cost

To provide for employees' severance indemnities, net periodic pension cost, which represents the amount recognized as the cost of a pension plan for the year, is accounted for based on the projected benefit obligation and the plan assets. The unrecognized obligation at transition is being amortized by the straight-line method over a period of fifteen years.

The actuarial assumption adjustment is being amortized by the straight-line method over a period of fifteen years. Amortization is computed commencing the fiscal year subsequent to the year in which the adjustment was recorded.

Allowance for bad debts

The allowance for bad debts on receivables is provided at the estimated unrecoverable amounts. The allowance for other receivables is provided based on the historical rate of losses on receivables.

Reserve for loss on investments in subsidiaries and affiliates

The reserve for loss on investments in subsidiaries and affiliates is provided for contingent losses which is estimated to incur on the termination of business at certain subsidiaries and affiliates. This reserve is stipulated in Article 287-2 of the Commercial Code.

(6) Leases

The Company leases certain equipment under non-cancelable lease agreements referred to as capital leases. Capital leases other than those which transfer the ownership of the leased property to the Company are accounted for as operating leases.

(7) Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the forward foreign exchange rates if certain conditions are met. In addition, if an interest-rate swap meets certain conditions, interest expense is computed and recognized using a combined rate.

(8) Accounting for consumption tax

Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

2. Notes to Balance Sheet

(1) Amounts are stated in millions of yen, omitting any fractional amounts.

(2)

Short-term receivables from subsidiaries	¥64,354 million
Short-term payables to subsidiaries	¥53,465 million
Long-term receivables from subsidiaries	¥4,866 million
Long-term payables to subsidiaries	¥50,026 million

(3) Accumulated depreciation of tangible fixed assets ¥995, 288 million

(4) Significant assets and liabilities denominated in foreign currencies:

Account receivable – trade: ¥41,319 million (Amounts in foreign currencies 242,426 thousand USD and other)

Investments in subsidiaries: ¥28,488 million (Amounts in foreign currencies 150,526 thousand USD and other)

Accounts payable – trade: ¥22,018 million (Amounts in foreign currencies 113,820 thousand USD and other)

For assets and liability denominated in foreign currencies which are to be settled in Japanese yen at fixed amount, such assets and liabilities are excluded from the accounts referred to above.

(5) In addition to the tangible fixed assets presented in the balance sheet, the Company holds certain items of flight equipment and other assets under lease contracts.

(6) Assets pledged as collateral

Flight equipment	¥341,630 million
Buildings	¥79,495 million
Land	¥37,743 million
Investments in securities	¥20,355 million

(7) Contingent liabilities for:

Guarantees	¥14,355 million
Keep-well agreements and others	¥37,077 million

(8) Contingent liability under debt assumption agreement: ¥50,000 million

(9) Increase in net assets attributable to revaluation by the market value: ¥861 million

(10) Net loss per share: ¥19.56

3. Note to Statement of Operation

(1) Amounts are stated in millions of yen, omitting any fractional amounts.

(2) Transactions with subsidiaries during the year:

Operating revenue	¥52,830 million
Operating expenses	¥263,697 million
Non-operating transactions	¥13,696 million

[Translation]

Reference Document for Exercising Voting Rights

Agenda No 3: Partial Alteration of Articles of Incorporation

1. Summary of Alteration

(1) In accordance with the "Act for Partial Revision of the Commercial Code (Law No. 79 of 2001, enacted on October 1, 2001), and accompanying implementation of revisions and so forth stipulating matters pertaining to abolishment of the par value stock system, abolishment of the conventional unit share system, creation of the unit share system as newly stipulated in the above-mentioned revision of the Commercial Code and the quorum for election and resolution of directors and auditors, the required alterations will be made in the Articles of Incorporation.

(2) The required alternations will also be made in the Articles of Incorporation accompanying the institutionalization of a new system for new stock subscription rights in accordance with the "Act for Partial Revision of the Commercial Code (Law No. 128 of 2001, enacted on April 1, 2002).

(3) The required alterations will also be made in the Articles of Incorporation accompanying extension of the term and so forth of statutory auditors in accordance with the "Act for Partial Revision of the Commercial Code and Laws Relating to Exemptions to the Commercial Code Pertaining to Auditing of Private Corporations (Law 149 of 2001, enacted on May 1, 2002).

2. Description of and Reasons for Alterations

A description of the alterations and their reasons are as indicated below.

(Underlined portions indicate those to be altered.)

Current Articles of Incorporation	Proposed Alteration	Reason for Alteration
CHAPTER II. SHARES	**CHAPTER II. SHARES**	
(Par Value of Each Par Value Share) **Article 6.** The par value of each par value share authorized to be issued by the Company shall be five hundred yen (¥500).	(Deleted)	Abolishment of par value shares in accordance with the revised Commercial Code (Law 79 of 2001)
(Number of Shares Constituting One Unit of Shares) **Article 7.** The number of shares constituting one unit of shares of the Company shall be one hundred (100).	(Number of Shares of One Unit) **Article 6.** The number of shares of one unit of the Company shall be one hundred (100).	Adjustment of article number. Abolishment of the unit share system and creation of the unit share system in accordance with the revised Commercial Code (Law 79 of 2001) (matters for which a deemed resolution was made to alteration of Articles of Incorporation as having been implemented on the day of

		enactment in accordance with the supplementary regulations of the revision)
(Newly established)	(No Issuance of Share Certificates Falling Short of One Unit) **Article 7.** The Company shall not issue share certificates for shares that are less than one unit of shares (hereinafter referred to as "shares falling short of one unit," except when stipulated otherwise in the Share Handling Regulations.	Creation of the modular share system in accordance with revision of the Commercial Code (Law 79 of 2001) (matters for which a deemed resolution was made to alteration of Articles of Incorporation as having been implemented on the day of enactment in accordance with the supplementary regulations of the revision)
(Share Handling Regulations) **Article 9.** The denominations of share certificates of the Company, the registration of transfers of shares, the purchase of shares constituting less than one unit, and any other procedures and fees relating to the shares shall be governed by the Share Handling Regulations established by the Board of Directors.	(Share Handling Regulations) **Article 9.** The denominations of share certificates of the Company, the registration of transfers of shares, the purchase of shares falling short of one unit, and any other procedures and fees relating to the shares shall be governed by the Share Handling Regulations established by the Board of Directors.	Abolishment of the conventional unit share system and creation of the unit share system in accordance with the revised Commercial Code (Law 79 of 2001)
(Transfer Agent) **Article 11.** 3. The register of shareholders and the register of beneficial shareholders (hereinafter referred to as the "Registers of Shareholders") of the Company shall be kept at the place of business of the Transfer Agent, and the registration of transfers of shares and the purchase of shares constituting less than one unit and other matters concerning shares shall be handled by the Transfer Agent and not by the Company.	(Transfer Agent) **Article 11.** 3. The register of shareholders and the register of beneficial shareholders (hereinafter referred to as the "Registers of Shareholders") of the Company shall be kept at the place of business of the Transfer Agent, and the registration of transfers of shares and the purchase of shares falling short of one unit and other matters concerning shares shall be handled by the Transfer Agent and not by the Company.	Abolishment of the conventional unit share system and creation of the unit share system in accordance with the revised Commercial Code (Law 79 of 2001)
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	**CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS**	
(Election) **Article 17.** 2. The resolutions of election in the	(Election) **Article 17.** 2. The resolutions of election in the	Alteration of the quorum stipulated in the Articles of Incorporation accompanying

preceding paragraph shall be adopted by a majority vote of shareholders present at the meeting which is attended by shareholders having voting rights representing in the aggregate one-third (1/3) or more of the total number of shares issued and outstanding.	preceding paragraph shall be adopted by the affirmative vote of a majority of the voting rights owned by the shareholders present or represented at the meeting, at which shareholders holding in aggregate not less than one-third (1/3) of the total number of the Company's voting rights shall be present.	revisions relating to the quorum for election and resolution of directors in accordance with the revised Commercial Code (Law 79 of 2001)
CHAPTER V. STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS	**CHAPTER V. STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS**	
(Election) **Article 26.** 2. The resolutions of election in the preceding paragraph shall be adopted by a majority vote of shareholders present at the meeting which is attended by shareholders having voting rights representing in the aggregate one-third (1/3) or more of the total number of shares issued and outstanding.	(Election) **Article 26.** 2. The resolutions of election in the preceding paragraph shall be adopted by the affirmative vote of a majority of the voting rights owned by the shareholders present or represented at the meeting, at which shareholders holding in aggregate not less than one-third (1/3) of the total number of the Company's voting rights shall be present.	Alteration of the quorum stipulated in the Articles of Incorporation accompanying revisions relating to the quorum for election and resolution of statutory auditors in accordance with the revised Commercial Code (Law 79 of 2001)
(Term of Office) **Article 27.** The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts of the Company within three (3) years after their assumption of office. The term of office of any Statutory Auditor elected in order to fill a vacancy left by a Statutory Auditor who has resigned before the expiration of his term of office shall terminate when the term of office of the Statutory Auditor who resigned would have expired had he not resigned.	(Term of Office) **Article 27.** The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts of the Company within four (4) years after their assumption of office. The term of office of any Statutory Auditor elected in order to fill a vacancy left by a Statutory Auditor who has resigned before the expiration of his term of office shall terminate when the term of office of the Statutory Auditor who resigned would have expired had he not resigned.	Extension of the term of office of statutory auditors in accordance with the revised Commercial Code (Law 149 of 2001)
CHAPTER VI. ACCOUNTS	**CHAPTER VI. ACCOUNTS**	
(Effective Date of Conversion of Convertible Bonds) **Article 33.** The first dividends on the shares issued by the Company upon conversion of convertible bonds	(Deleted)	Deletion of regulations relating to convertible bonds in accordance with the revised Commercial Code (Law 128 of

shall be paid as if the conversion of the convertible bonds into shares took effect at the beginning of the business year in which the request for conversion was made.		2001)
(Prescription Period of Dividends, etc.) **Article 34.** In the event that dividends are not claimed before the lapse of three (3) full years from the date of commencement of payment thereof, the Company shall be released from the obligation to pay such dividends.	(Prescription Period of Dividends, etc.) **Article 33.** In the event that dividends are not claimed before the lapse of three (3) full years from the date of commencement of payment thereof, the Company shall be released from the obligation to pay such dividends.	Adjustment of article number.
(Newly established)	**Supplementary Provisions:** The term of office of Statutory Auditors serving prior to closing of the ordinary general meeting of shareholders in relation to the Business Year to be ended March 31, 2003 shall be in accordance with previous precedence irrespective of the provisions of Article 27. These supplementary provisions shall be deleted at the time of the closing of the ordinary general meeting of shareholders in relation to the Business Year to be ended March 31, 2004.	Interim measure in accordance with Article 7 of the supplementary provisions of the revised Commercial Code (Law 149 of 2001)

[Translation]

Reference Document for Exercising Voting Rights

Agenda No 4: Election of Three Directors

Although there are currently 15 directors serving, since some of those directors will be transferred to the joint holding company to be established with Japan Airlines Company, Ltd. in October, it is requested that three directors be elected to replenish the number of directors.

Furthermore, the term of office of the elected directors shall be until the time of expiration of the term of office of the other directors currently serving in accordance with the provisions of Article 18 of the Articles of Incorporation.

The director candidates are as indicated below.

Candi-date no.	Name (date of birth)	Background and representation status at other firms		No. of shares of this firm held
1	Tadashi Fujita (December 28, 1944)	March 2000	General Manager, International Marketing & Sales, JAS	0
		June 2001	Executive Officer & Deputy General Manager, Marketing, JAS (currently serving)	
2	Takehiko Ishikawa (June 12, 1945)	March 2000	General Manager, Cargo & Mail Sales Dept., Marketing, JAS	200
		June 2001	Executive Officer, Hokkaido District & Sapporo Regional Office, JAS (currently serving)	
3	Takayuki Nagatsuka (October 2, 1945)	March 2000	Deputy General Manager, Planning Office, Flight Operations, JAS	206
			General Manager, Administration Dept., Flight Operations, JAS	
		June 2001	Executive Officer & Deputy General Manager, Flight Operations, JAS	
			Executive Officer & General Manager, Planning & Administration Dept., Flight Operations, JAS (currently serving)	

[Translation]

Reference Document for Exercising Voting Rights

Agenda No 5: Election of One Statutory Auditor

Since statutory auditor Zenta Yokoyama will resign at the closing of the general meeting of shareholders on June 26, 2002, it is requested that one statutory auditor be elected.

The term of the elected statutory auditor shall be until the time of expiration of the terms of the other statutory auditors currently serving in accordance with the provisions of Article 27 of the Articles of Incorporation.

The statutory auditor candidate is as indicated below.

The consent of the Board of Statutory Auditors has been obtained with respect to this proposal.

Name (date of birth)	Background and representation status at other firms		No. of shares of this firm held
Yasunaka Furukawa (June 14, 1942)	June 1997	Deputy General Manager, Associated Business, JAL	0
	June 1999	Auditor, JAL (as of the present)	

Notes:

1. Statutory auditor candidate Yasunaka Furukawa is an auditor of Japan Airlines Company, Ltd., which is a competitor of this firm.
2. Statutory auditor candidate Yasunaka Furukawa is a candidate for the position of non-standing statutory auditor as stipulated in Article 18, Paragraph 1 of the Commercial Code Special Measures Law concerning Audit, etc. of Kabushiki Kaisha.

[Translation]

Reference Document for Exercising Voting Rights

Agenda No 6: Presentation of Retirement Gratuity for Outgoing Director and Statutory Auditor

In recognition of the meritorious service performed by director Michihiko Matsuo, who resigned as of September 6, 2001, and auditor Zenta Yokoyama, who will resign at the closing of the general meeting of shareholders on June 26, 2002, shareholders are requested to entrust the board of directors and the board of statutory auditors respectively with the presentation of a retirement gratuity within the scope of an appropriate amount based on the internal regulations of this firm, along with the specific amount, the time of presentation, the method of that presentation and so forth.

The backgrounds of the outgoing director and auditor are as indicated below.

Name (Date of birth)	Background and representation status at other firms	
Michihiko Matsuo	June 1997	Executive Vice President, JAS
	June 2001	Executive Vice President & Representative Director, JAS
Zenta Yokoyama	June 1997	Auditor, JAS

End

[Translation]

Form for Vote in writing

To Japan Air System Co., LTD.

Number of voting rights:

I hereby exercise my voting right on the agenda at the 39th Ordinary General Shareholders' Meeting of Japan Air System Co., Ltd, to be held 26 June 2002, indicated by circling the column for approval or disapproval below
If the meeting is suspended or prolonged, I will vote as herein indicated.

Agenda	Approve or disapprove of the proposal	
Agenda item No.1	Approve	Disapprove
Agenda item No.2	Approve	Disapprove
Agenda item No.3	Approve	Disapprove
Agenda item No. 4	Approve	Disapprove
	(Excluding)	
Agenda item No.5	Approve	Disapprove
Agenda item No.6	Approve	Disapprove

(Note) If you do not indicate whether or not you approve, you will be considered to have approved the proposal.
Japan Air System Co., Ltd.

Seal

Number of shares that you own as of the Record Date:
Number of shares for which you are registered on the shareholders' list among the shares above:
Number of shares for which you are registered on the beneficiary shareholders' list among the shares above:

One voting right is allotted to one unit of shares

Request

Please submit this form as a certificate of attendance at the reception if you attend the Shareholders' meeting on 26 June 2002 in person.

If you cannot attend the meeting in person, please indicate whether or not you approve the proposal and place your seal on the form, send the form back so that we will receive it before the date of shareholders' meeting.

Japan Air System Co., Ltd

Shareholder Number